

February 14, 2007

via U.S. mail
Mr. Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060 – 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada

> **Re: Hard Creek Nickel Corporation**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed January 26, 2007**
> **File No. 0-52326**

Dear Mr. Fiddler:

We have reviewed your filing and response letter dated January 23, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form 20-F

General

1. We note your response to prior comment 4; however, it does not appear that you sufficiently revised the text to ensure that it is not incomprehensible for the reader that may lack technical expertise. For instance, the disclosure we noted in the comment has not been revised at all. Please revise all technical jargon throughout your filing accordingly.

2. We note your response to prior comment 13. We also note that your CFO, Mr. Fiddler, is an officer of the Pluris Energy Group Inc. (OTCBB – "PEYG") which has oil and gas interests in the United States and Argentina and is committed 50% to the business of Hard Creek Nickel Corporation. We further note that one of

your executive vice presidents, Mr. Froc, has been the President of Mountain Geoscience Inc. since 2000. Finally, we note that Mr. Davis is a director of Condor Resources Inc.(TSX – "CN") which explores for Copper and Gold in Latin America and is committed 10% to the business of Hard Creek Nickel Corporation. Given this, please provide further analysis as to why you feel the risk factor entitled "Conflicts of interest may arise…" is no longer applicable to the company.

3.   We note your response to prior comment 27. In the section on page 16 entitled "The Turnagain Property" under "Item 4. Information on Our Company", please revise to clarify that the $90,000 "burn rate" is applicable only if you do not conduct a work program in 2007. In addition, please tell us whether "burn rate" is a non-GAAP financial measure and whether you need to comply with Regulation G.

Capitalization and Indebtedness, page 8

4.   We note your response to prior comment 6 pursuant to which you now distinguish between guaranteed and unguaranteed debt. However, you have also deleted reference to secured and unsecured debt. As these are two separate concepts, please add back the secured and unsecured portion.

The Turnagain Property, page 22

5.   We note your response to prior comments 22 and 23; however, it appears you have still not provided the information required by Item 10.G of Form 20-F. For instance, you have not filed as exhibits the consents of Ronald G. Simpson, N.C. Carter, Chris Baldys, Neil Froc, and Tony Hitchins to being named as experts. Please revise accordingly.

Major Shareholders and Related Party Transactions, page 43

6.   We note your response to prior comment 34; however, it appears you have still not disclosed how the terms of the transactions were determined and whether any of the transactions was on terms at least as favorable to you as could have been obtained from unaffiliated third parties. Please revise accordingly.

The Offer and Listing, page 46

7.   We note your response to prior comment 35; however, it appears that you have still not provided all of the information Items 9.A.5.-7. of Form 20-F require. For instance, please revise to clearly state the type and class of the securities being offered or listed and furnish the following information: (a) Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where

applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable. (b) Describe arrangements for transfer and any restrictions on the free transferability of the shares.

Taxation, page 57

8.   We note your response to prior comment 39 that you will update your filing in response to our comment following your receipt of information from your tax advisors. Please note that we may have further comment after reviewing this updated disclosure.

Closing Comments

We remind you that the Form 20-F registration statement became effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements became operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
           K. Hiller
           R. Baer
           J. Wynn

           <u>via facsimile</u>
           Bernard Pinsky, Esq.
           Clark Wilson LLP
           (604) 687-6314